UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoGen, Inc.
File No. 000-17999 - CF#36359

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ImmunoGen, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from (i) Exhibit 10.1 to a Form 10-Q filed on May 12, 2012, as amended, as modified by the same contract refiled with fewer redactions as Exhibit 10.3 to a Form 10-Q filed on May 9, 2018; (ii) Exhibit 10.3 to a Form 10-Q filed on May 12, 2012, as amended, as modified by the same contract refiled with fewer redactions as Exhibit 10.4 to a Form 10-Q filed on May 9, 2018; and (iii) Exhibit 10.2 to a Form 10-Q filed May 10, 2012, as amended.

Based on representations by ImmunoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed May 12, 2012	through May 11, 2023
Exhibit 10.2 to Form 10-Q filed May 12, 2012	through May 9, 2023
Exhibit 10.3 to Form 10-Q filed May 12, 2012	through May 9, 2023
Exhibit 10.3 to Form 10-Q filed May 9, 2018	through May 11, 2023
Exhibit 10.4 to Form 10-Q filed May 9, 2018	through May 9, 2023

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary